

June 22, 2011

<u>Via Facsimile</u>

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: General Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-00035

Dear Mr. Sherin:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Amanda Ravitz

                            Amanda Ravitz
                            Assistant Director